For Immediate Release

Contacts:
Letty Ledbetter
Oracle
650.506.8071
letty.ledbetter@oracle.com

Oracle Assumes Ownership of Stellent, Inc.

     REDWOOD SHORES, Calif., December 12, 2006 - Oracle Corporation today announced that Stellent, Inc. shareholders tendered approximately 28.8 million shares (including shares tendered by notice of guaranteed delivery), representing approximately 92 percent of Stellent’s outstanding common stock, pursuant to Oracle’s tender offer for all of the outstanding common stock of Stellent which expired at 12:00 midnight, New York City time, on Monday, December 11, 2006. Oracle has accepted for payment all shares tendered in the offer.

     Additionally, Oracle will designate seven representatives to serve on Stellent’s board of directors, giving Oracle majority board representation. One of the current Stellent board members will remain on the Stellent board until the merger between the companies is completed.

     The completion of the tender offer is the first step in Oracle’s two-step acquisition of Stellent. The second and final step, the merger of Stellent with an Oracle subsidiary, is expected to occur within the next several days. All remaining outstanding Stellent shares, other than those held by shareholders who properly perfect dissenters’ rights under Minnesota law, will be converted into the right to receive $13.50 per Share, net to the seller in cash without interest, less any required withholding taxes. Following the merger, Stellent will be a wholly-owned subsidiary of Oracle.

About Oracle
Oracle (NASDAQ: ORCL) is the world’s largest enterprise software company. For more information about Oracle, visit our Web site at http://www.oracle.com.

Important Information

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF STELLENT'S COMMON STOCK IS ONLY MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION, ORACLE SYSTEMS CORPORATION AND STAR ACQUISITION CORP. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 2006 AND AS SUBSEQUENTLY AMENDED. STELLENT SHAREHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STELLENT SHAREHOLDERS MAY OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM ORACLE CORPORATION.